FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 29, 2004, Series 2004-2	333-106323

Name of Person Filing the Document
(If Other than the Registrant)

04021759

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.

By: Mary P. Haggerty
Name: Mary Haggerty
Title: Vice President

Dated: March 29, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$387,317,100 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-2

Wells Fargo Bank Minnesota, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of March 1, 2004.

March 29, 2004

$387,317,100 (approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2004-2 (Loan Group I)

Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-1-A	$43,882,900	AAA/Aaa	4.10%	WAC (3)	3-Yr. Hybrid	Sub-Group 1 Senior PT
I-2-A-1	$48,829,500	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-A-2	$78,127,200	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-A-3	$48,383,000	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-X	Notional (5)	AAA/Aaa	4.10%	Fixed (5)	5-Yr. Hybrid	Sub-Group 2 Senior IO
I-3-A	$36,278,500	AAA/Aaa	4.10%	WAC (6)	7-Yr. Hybrid	Sub-Group 3 Senior PT
I-4-A	$100,807,000	AAA/Aaa	8.88%	WAC (7)	10-Yr. Hybrid	Sub-Group 4 Senior PT
I-4-A-M	$18,691,000	AAA/Aaa	4.10%	WAC (7)	10-Yr. Hybrid	Sub-Group 4 Senior NAS
I-B-1	$5,865,700	AA/Aa2	2.60%	WAC (8)	Total Portfolio	Crossed Subordinate
I-B-2	$4,105,600	A/A2	1.55%	WAC (8)	Total Portfolio	Crossed Subordinate
I-B-3	$2,346,400	BBB/Baa2	0.95%	WAC (8)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) The Class I-1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.116%.

(4) Up to and including the Distribution Date in February 2008, The Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans minus 0.848%, 0.267% and 0.971%, respectively. After the Distribution Date in February 2008, the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates will bear interest at a rate equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans. The Pass-Through Rates for the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates with respect to the first Interest Accrual Period is expected to be approximately 3.951%, 4.532%, and 3.828%, respectively.

(5) Up to and including the Distribution Date in February 2008, the Class I-2-X Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.720% based on a notional amount equal to the aggregate certificate principal balance of the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates. After the Distribution Date in February 2008, the Class I-2-X Certificates will not bear interest.

(6) The Class I-3-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.835%.

(7) The Class I-4-A and Class I-4-A-M Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.271%.

(8) The Class I-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Group I Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Sub-Group, the Class Principal Balance of the related Classes of Group I Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.873%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank, National Association.
Trustee/Paying Agent:	US Bank National Association.
Originators:	The Mortgage Loans were primarily originated by Countrywide Home Loans, Inc. (approx. 74.9%), Indy Mac Bank (approx. 13.3%) and National City Mortgage (approx. 11.5%). Chevy Chase Bank (approx. 0.2%) and Bank of America (approx. 0.2%).
Servicers:	The Mortgage Loans will be serviced by Countrywide Home Loans, Inc. (approx. 74.9%), EverHome Mortgage Company (approx. 13.3%), National City Mortgage (approx. 11.5%). Chevy Chase Bank (approx. 0.2%) and Bank of America (approx. 0.2%).
Cut-off Date:	March 1, 2004
Closing Date:	March 31, 2004
Rating Agencies:	Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing April 25, 2004
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class I-B Certificates will be cross-collateralized subordinate certificates issued for the Group I mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws

SMMEA: The Senior and Class I-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (30 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class I-B-4	$1,955,000	WAC (see footnote 8)
Class I-B-5	$ 977,600	WAC (see footnote 8)
Class I-B-6	$ 782,282	WAC (see footnote 8)

Collateral Description: As of March 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $391 million. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR or One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 55% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining mortgage loans fully amortize over their original term (generally 30-years).

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool:

Sub Group	% of Pool	Gross WAC	Net WAC (3)	WAM (mos.)	Gross Margin	Net Margin (3)	Initial Cap	Period Cap	Max Rate	Mos to Roll
I-1	11.70%	4.378%	4.116%	359	2.276%	2.013%	2.000%	2.000%	10.378%	35
I-2 (1)	46.8%	5.053%	4.799%	359	2.410%	2.157%	4.979%	1.874%	10.322%	59
I-3 (1)	9.7%	5.085%	4.835%	360	2.250%	2.000%	5.000%	2.000%	10.085%	84
I-4 (1)	31.9%	5.522%	5.271%	359	2.286%	2.035%	4.982%	1.995%	10.530%	119
Totals:	**100%**	**5.126%**	**4.873%**	**359**	**2.339%**	**2.086%**	**4.633%**	**1.940%**	**10.372%**	**78**

1) The servicing fee on hybrid loans with initial fixed rate periods of five, seven or ten years serviced by Countrywide will be increased from 0.250% to 0.375% at the first rate adjustment date.

NOTE: the information related to the Mortgage Loans described herein reflects information as of the March 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class I-B Certificates are cross-collateralized and provide credit enhancement for the Class I-A Certificates. In addition, the Class I-4-AM Certificates will provide further credit enhancement to the Class I-4-A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-1-A, Class I-2-A-1, Class I-2-A-2, Class I-2-A-3, Class I-2-X, Class I-3-A, Class I-4-A and Class I-4-A-M Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class I-1-A, Class I-2-A-1, Class I-2-A-2, Class I-2-A-3, Class I-3-A, Class I-4-A and Class I-4-A-M Certificates in an amount equal to their respective Sub-Group's Senior Optimal Principal Amount; and
3. The Group 4 Senior Optimal Principal Amount will be allocated between the Class I-4-A and Class I-4-AM Certificates as follows:
    - first, to the Class I-4-AM, the Class I-4-AM Optimal Principal Amount (as defined below and further in the prospectus);
    - second, to the Class I-4-A the remaining Group 4 Senior Optimal Amount until zero;
    - third, to Class I-4-AM the remaining Group 4 Senior Optimal Amount until zero;
4. Payment of interest and principal sequentially to the Class I-B Certificates in order of their numerical class designations, beginning with the Class I-B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Class I-4-AM Optimal Principal Amount:

The Class I-4-AM will not be entitled to receive prepayments on the related mortgage loans up to and including the distribution date in March 2011. For any distribution date, the Class I-4-AM Optimal Principal Amount will equal the sum of (x) the Class I-4-AM Scheduled Principal Payment Amount and (y) the Class I-4-AM Prepayment Percentage of the Class I-4-AM Unscheduled Principal Amount for such distribution date, but in no event greater than the Group 4 Senior Optimal Amount for such distribution date.

The Class I-4-AM Prepayment Percentage will be 0% up to and including the distribution date in March 2011 and increased to 30%, 40%, 60%, 80% and 100% over the next five years, subject to loss and delinquency tests as more fully described in the prospectus supplement.

Shifting Interest:

The Group I Senior Certificates will be entitled to receive 100% of the prepayments on the Group I Mortgage Loans up to and including March 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to March 2007, 20% or b) after March 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class I-B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Sub-Group 1 Mortgage Loans will be allocated to the Class I-1-A Certificates, Realized Losses on the Sub-Group 2 Mortgage Loans will be allocated to the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates, pro rata, Realized Losses on the Sub-Group 3 Mortgage Loans will be allocated to the Class I-3-A Certificates and Realized Losses on the Sub-Group 4 Mortgage Loans will be allocated to the first to the Class I-4-A-M Certificates until zero and then to the Class I-4-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

New Issue Marketing Materials

$387,317,100 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-2

Wells Fargo Bank Minnesota, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of March 1, 2004.

March 29, 2004

$387,317,100 (approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2004-2 (Loan Group I)

Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-1-A	$43,882,900	AAA/Aaa	4.10%	WAC (3)	3-Yr. Hybrid	Sub-Group 1 Senior PT
I-2-A-1	$48,829,500	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-A-2	$78,127,200	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-A-3	$48,383,000	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-X	Notional (5)	AAA/Aaa	4.10%	Fixed (5)	5-Yr. Hybrid	Sub-Group 2 Senior IO
I-3-A	$36,278,500	AAA/Aaa	4.10%	WAC (6)	7-Yr. Hybrid	Sub-Group 3 Senior PT
I-4-A	$100,807,000	AAA/Aaa	8.88%	WAC (7)	10-Yr. Hybrid	Sub-Group 4 Senior PT
I-4-A-M	$18,691,000	AAA/Aaa	4.10%	WAC (7)	10-Yr. Hybrid	Sub-Group 4 Senior NAS
I-B-1	$5,865,700	AA/Aa2	2.60%	WAC (8)	Total Portfolio	Crossed Subordinate
I-B-2	$4,105,600	A/A2	1.55%	WAC (8)	Total Portfolio	Crossed Subordinate
I-B-3	$2,346,400	BBB/Baa2	0.95%	WAC (8)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) The Class I-1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.116%.

(4) Up to and including the Distribution Date in February 2008, The Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans minus 0.848%, 0.267% and 0.971%, respectively. After the Distribution Date in February 2008, the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates will bear interest at a rate equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans. The Pass-Through Rates for the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates with respect to the first Interest Accrual Period is expected to be approximately 3.951%, 4.532%, and 3.828%, respectively.

(5) Up to and including the Distribution Date in February 2008, the Class I-2-X Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.720% based on a notional amount equal to the aggregate certificate principal balance of the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates. After the Distribution Date in February 2008, the Class I-2-X Certificates will not bear interest.

(6) The Class I-3-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.835%.

(7) The Class I-4-A and Class I-4-A-M Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.271%.

(8) The Class I-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Group I Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Sub-Group, the Class Principal Balance of the related Classes of Group I Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.873%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank, National Association.
Trustee/Paying Agent:	US Bank National Association.
Originators:	The Mortgage Loans were primarily originated by Countrywide Home Loans, Inc. (approx. 74.9%), Indy Mac Bank (approx. 13.3%) and National City Mortgage (approx. 11.5%). Chevy Chase Bank (approx. 0.2%) and Bank of America (approx. 0.2%).
Servicers:	The Mortgage Loans will be serviced by Countrywide Home Loans, Inc. (approx. 74.9%), EverHome Mortgage Company (approx. 13.3%), National City Mortgage (approx. 11.5%). Chevy Chase Bank (approx. 0.2%) and Bank of America (approx. 0.2%).
Cut-off Date:	March 1, 2004
Closing Date:	March 31, 2004
Rating Agencies:	Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing April 25, 2004
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class I-B Certificates will be cross-collateralized subordinate certificates issued for the Group I mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws

SMMEA: The Senior and Class I-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (30 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class I-B-4	$1,955,000	WAC (see footnote 8)
Class I-B-5	$ 977,600	WAC (see footnote 8)
Class I-B-6	$ 782,282	WAC (see footnote 8)

Collateral Description: As of March 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $391 million. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR or One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 55% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining mortgage loans fully amortize over their original term (generally 30-years).

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool:

Sub Group	% of Pool	Gross WAC	Net WAC (3)	WAM (mos.)	Gross Margin	Net Margin (3)	Initial Cap	Period Cap	Max Rate	Mos to Roll
I-1	11.70%	4.378%	4.116%	359	2.276%	2.013%	2.000%	2.000%	10.378%	35
I-2 (1)	46.8%	5.053%	4.799%	359	2.410%	2.157%	4.979%	1.874%	10.322%	59
I-3 (1)	9.7%	5.085%	4.835%	360	2.250%	2.000%	5.000%	2.000%	10.085%	84
I-4 (1)	31.9%	5.522%	5.271%	359	2.286%	2.035%	4.982%	1.995%	10.530%	119
Totals:	**100%**	**5.126%**	**4.873%**	**359**	**2.339%**	**2.086%**	**4.633%**	**1.940%**	**10.372%**	**78**

1) The servicing fee on hybrid loans with initial fixed rate periods of five, seven or ten years serviced by Countrywide will be increased from 0.250% to 0.375% at the first rate adjustment date.

NOTE: the information related to the Mortgage Loans described herein reflects information as of the March 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class I-B Certificates are cross-collateralized and provide credit enhancement for the Class I-A Certificates. In addition, the Class I-4-AM Certificates will provide further credit enhancement to the Class I-4-A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-1-A, Class I-2-A-1, Class I-2-A-2, Class I-2-A-3, Class I-2-X, Class I-3-A, Class I-4-A and Class I-4-A-M Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class I-1-A, Class I-2-A-1, Class I-2-A-2, Class I-2-A-3, Class I-3-A, Class I-4-A and Class I-4-A-M Certificates in an amount equal to their respective Sub-Group's Senior Optimal Principal Amount; and
3. The Group 4 Senior Optimal Principal Amount will be allocated between the Class I-4-A and Class I-4-AM Certificates as follows:
    - first, to the Class I-4-AM, the Class I-4-AM Optimal Principal Amount (as defined below and further in the prospectus);
    - second, to the Class I-4-A the remaining Group 4 Senior Optimal Amount until zero;
    - third, to Class I-4-AM the remaining Group 4 Senior Optimal Amount until zero;
4. Payment of interest and principal sequentially to the Class I-B Certificates in order of their numerical class designations, beginning with the Class I-B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Class I-4-AM Optimal Principal Amount:

The Class I-4-AM will not be entitled to receive prepayments on the related mortgage loans up to and including the distribution date in March 2011. For any distribution date, the Class I-4-AM Optimal Principal Amount will equal the sum of (x) the Class I-4-AM Scheduled Principal Payment Amount and (y) the Class I-4-AM Prepayment Percentage of the Class I-4-AM Unscheduled Principal Amount for such distribution date, but in no event greater than the Group 4 Senior Optimal Amount for such distribution date.

The Class I-4-AM Prepayment Percentage will be 0% up to and including the distribution date in March 2011 and increased to 30%, 40%, 60%, 80% and 100% over the next five years, subject to loss and delinquency tests as more fully described in the prospectus supplement.

Shifting Interest:

The Group I Senior Certificates will be entitled to receive 100% of the prepayments on the Group I Mortgage Loans up to and including March 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to March 2007, 20% or b) after March 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class I-B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Sub-Group 1 Mortgage Loans will be allocated to the Class I-1-A Certificates, Realized Losses on the Sub-Group 2 Mortgage Loans will be allocated to the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates, pro rata, Realized Losses on the Sub-Group 3 Mortgage Loans will be allocated to the Class I-3-A Certificates and Realized Losses on the Sub-Group 4 Mortgage Loans will be allocated to the first to the Class I-4-A-M Certificates until zero and then to the Class I-4-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM 2004-2 (GR I)

BSARM 2004-02

GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
Group 1	45,759,051.06	4.378	4.116	3.375	5.250	397,904.79	360	1	359	71.85	715.59	2.276	35	2.000	2.000	10.378	2.013
Group 2	182,836,348.94	5.053	4.799	4.000	6.375	452,565.22	360	1	359	73.87	722.17	2.410	59	4.979	1.874	10.322	2.157
Group 3	37,829,596.01	5.085	4.835	4.500	6.000	504,394.61	360	0	360	73.16	724.09	2.250	84	5.000	2.000	10.085	2.000
Group 4	124,606,986.04	5.522	5.271	4.250	6.750	477,421.40	360	1	359	73.57	732.40	2.286	119	4.982	1.995	10.530	2.035
TOTAL	**391,031,982.05**	**5.126**	**4.873**	**3.375**	**6.750**	**457,347.35**	**360**	**1**	**359**	**73.47**	**724.84**	**2.339**	**78**	**4.633**	**1.940**	**10.372**	**2.086**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
50,001.00 - 100,000.99	0.22	0.00	0.00	0.21	0.09
100,001.00 - 150,000.99	2.45	0.50	0.70	0.60	0.78
150,001.00 - 200,000.99	2.42	1.27	0.50	0.43	1.06
200,001.00 - 250,000.00	3.56	1.22	0.00	0.36	1.10
250,000.01 - 300,000.00	2.41	1.95	0.00	1.75	1.75
300,000.01 - 350,000.00	10.15	9.07	4.46	6.01	7.78
350,000.01 - 400,000.00	27.14	21.48	15.86	19.18	20.87
400,000.01 - 450,000.00	9.30	10.51	9.05	14.31	11.44
450,000.01 - 500,000.00	8.44	10.74	11.23	11.12	10.64
500,000.01 - 550,000.00	4.62	10.28	12.59	8.85	9.38
550,000.01 - 600,000.00	6.45	7.52	15.10	7.92	8.25
600,000.01 - 650,000.00	9.58	12.92	11.83	9.76	11.42
650,000.01 - 700,000.00	0.00	0.74	1.75	1.62	1.03
700,000.01 - 750,000.00	1.55	1.58	3.96	2.38	2.06
750,000.01 - 800,000.00	3.47	0.84	0.00	0.60	0.99
800,000.01 - 850,000.00	1.78	0.89	2.23	2.65	1.68
850,000.01 - 900,000.00	0.00	1.44	0.00	2.09	1.34
900,000.01 - 950,000.00	0.00	0.51	0.00	1.47	0.71
950,000.01 - 1,000,000.00	6.47	4.33	7.93	5.56	5.32
1,000,000.01 +	0.00	2.20	2.81	3.12	2.30
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
- 5.000	99.23	55.52	54.10	7.52	45.20
5.001 - 5.250	0.77	19.22	27.45	19.90	18.07
5.251 - 5.500	0.00	17.60	9.64	26.78	17.70
5.501 - 5.750	0.00	5.80	5.91	27.46	12.04
5.751 - 6.000	0.00	1.24	2.90	14.87	5.60
6.001 - 6.250	0.00	0.18	0.00	2.61	0.92
6.251 - 6.500	0.00	0.43	0.00	0.79	0.45
6.501 - 6.750	0.00	0.00	0.00	0.07	0.02
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2004-2 (GR I)

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
- 4.999	100.00	63.99	69.60	12.15	52.23
5.000 - 5.499	0.00	31.71	21.92	53.70	34.06
5.500 - 5.999	0.00	4.30	8.48	31.51	12.87
6.000 - 6.499	0.00	0.00	0.00	2.64	0.84
TOTAL	100.00	100.00	100.00	100.00	100.00

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
20.01 - 25.00	0.00	0.25	1.11	0.00	0.22
25.01 - 30.00	0.00	0.55	0.00	0.70	0.48
30.01 - 35.00	0.74	0.38	0.00	0.29	0.36
35.01 - 40.00	0.51	0.35	1.36	0.00	0.36
40.01 - 45.00	5.39	1.30	0.00	0.60	1.43
45.01 - 50.00	0.00	1.27	2.64	1.31	1.26
50.01 - 55.00	6.51	2.76	0.50	2.49	2.89
55.01 - 60.00	3.61	3.59	7.15	4.71	4.29
60.01 - 65.00	6.15	6.26	2.81	5.16	5.56
65.01 - 70.00	8.86	11.67	9.59	9.29	10.38
70.01 - 75.00	22.58	9.43	14.35	20.30	14.91
75.01 - 80.00	41.61	58.38	60.47	54.06	55.24
80.01 - 85.00	0.00	0.90	0.00	0.39	0.55
85.01 - 90.00	0.87	1.28	0.00	0.46	0.85
90.01 - 95.00	3.15	1.64	0.00	0.25	1.22
TOTAL	100.00	100.00	100.00	100.00	100.00

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
601 - 650	6.14	6.78	2.92	5.54	5.94
651 - 700	28.13	20.20	26.29	16.71	20.61
701 - 750	42.82	41.58	44.35	38.47	41.00
751 - 800	20.81	29.92	25.42	35.67	30.25
801 - 850	2.10	1.52	1.02	3.61	2.20
TOTAL	100.00	100.00	100.00	100.00	100.00

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
360 - 360	100.00	100.00	100.00	100.00	100.00
TOTAL	100.00	100.00	100.00	100.00	100.00

Remaining Term

STATED REM TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
301 - 360	100.00	100.00	100.00	100.00	100.00
TOTAL	100.00	100.00	100.00	100.00	100.00

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
AL	0.27	0.10	0.00	0.00	0.08
AZ	0.30	3.11	1.44	0.30	1.72
CA	53.88	65.93	68.01	71.86	66.61
CO	2.85	1.92	0.00	0.52	1.40
CT	0.71	0.32	1.18	1.13	0.71
DC	0.00	0.61	0.00	0.00	0.29
DE	0.00	0.27	0.00	0.00	0.13
FL	4.68	2.99	3.76	2.14	2.99
GA	1.27	1.25	3.93	1.08	1.45
HI	0.00	1.50	0.00	0.52	0.87
IA	0.00	0.00	0.00	0.07	0.02
ID	0.00	0.00	0.33	0.13	0.07
IL	3.61	1.83	5.44	0.37	1.92
IN	1.07	0.19	0.00	0.00	0.22
KS	0.00	0.00	0.00	0.39	0.12
KY	0.00	0.35	0.00	0.00	0.16
LA	0.00	0.00	0.00	0.46	0.15
MA	1.96	1.88	2.54	0.87	1.63
MD	3.79	0.61	1.08	1.65	1.36
MI	5.74	0.84	1.45	0.00	1.21
MN	0.83	0.00	0.00	0.33	0.20
MO	0.00	0.36	0.00	0.08	0.19
MS	0.00	0.39	0.00	0.00	0.18
NC	1.24	0.29	0.50	1.06	0.67
NJ	2.25	1.24	1.26	2.06	1.62
NM	1.07	0.06	0.00	0.00	0.15
NV	1.62	2.95	2.95	0.56	2.03
NY	0.79	1.88	0.00	3.67	2.14
OH	0.00	0.32	0.98	0.00	0.25
OR	0.27	1.07	0.00	0.32	0.63
PA	0.00	0.74	0.00	0.36	0.46
RI	0.00	0.00	1.41	0.32	0.24
SC	0.27	0.20	0.00	0.30	0.22
TN	0.00	0.51	0.00	0.45	0.38
TX	5.56	1.82	1.04	1.89	2.21
UT	0.25	0.38	0.37	0.39	0.37
VA	4.87	2.56	2.33	6.17	3.96
VT	0.00	0.23	0.00	0.00	0.11
WA	0.84	1.30	0.00	0.52	0.87

BSARM 2004-2 (GR I)

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
Cash Out Refinance	6.50	12.86	1.91	8.48	9.66
Purchase	54.80	61.76	48.62	64.37	60.50
Rate/Term Refinance	38.69	25.38	49.47	27.16	29.84
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
Investor	0.00	0.66	0.00	0.68	0.53
Owner Occupied	97.19	95.47	98.41	95.95	96.11
Second Home	2.81	3.87	1.59	3.37	3.37
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
2-4 Family	0.00	0.97	0.00	0.24	0.53
Condominium	8.58	10.67	11.89	8.00	9.69
PUD	20.90	29.77	30.19	29.11	28.56
Single Family	70.52	58.15	57.92	62.65	61.01
Townhouse	0.00	0.45	0.00	0.00	0.21
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
ALT	4.33	4.27	1.90	10.65	6.08
Full/Alternative	21.32	24.46	19.98	8.74	18.65
Limited	0.00	0.34	0.00	0.00	0.16
No Income/No Asset	0.00	0.00	0.00	1.11	0.35
Prefered	35.54	31.50	48.49	64.15	44.02
Reduced	7.09	34.94	19.59	9.57	22.11
Stated Income	30.87	3.30	0.00	0.46	5.30
Streamline	0.85	1.19	10.05	5.31	3.32
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2004-2 (GR I)

Interest Only

IO FLAG	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
N	45.93	45.72	39.91	44.92	44.93
Y	54.07	54.28	60.09	55.08	55.07
TOTAL	100.00	100.00	100.00	100.00	100.00

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
1 Year CMT	1.32	15.92	0.00	3.79	8.81
1 Year LIBOR	98.68	71.20	100.00	95.75	85.02
6M LIBOR	0.00	12.88	0.00	0.46	6.17
TOTAL	100.00	100.00	100.00	100.00	100.00

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
30 - 39	100.00	0.00	0.00	0.00	11.70
40 - 49	0.00	0.20	0.00	0.00	0.09
50 - 59	0.00	72.92	0.00	0.00	34.10
60 - 69	0.00	26.88	0.00	0.00	12.57
70 - 79	0.00	0.00	1.58	0.00	0.15
80 - 89	0.00	0.00	98.42	0.00	9.52
100 +	0.00	0.00	0.00	100.00	31.87
TOTAL	100.00	100.00	100.00	100.00	100.00

Gross Margin

MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
2.250 - 2.499	96.79	68.79	100.00	92.99	82.80
2.750 - 2.999	1.66	30.39	0.00	6.94	16.61
3.000 - 3.249	0.00	0.40	0.00	0.00	0.18
3.250 +	1.56	0.43	0.00	0.07	0.41
TOTAL	100.00	100.00	100.00	100.00	100.00

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
9.000 - 9.499	1.54	2.80	0.00	0.36	1.61
9.500 - 9.999	14.63	27.92	35.66	3.54	19.34
10.000 - 10.499	36.29	32.95	54.62	34.75	36.01
10.500 - 10.999	42.49	18.59	8.27	54.09	31.70

BSARM 2004-2 (GR I)

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
11.000 - 11.499	5.04	13.76	1.45	6.63	9.28
11.500 - 11.999	0.00	3.98	0.00	0.44	2.00
12.000 - 12.499	0.00	0.00	0.00	0.19	0.06
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**